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                            July 7, 2020

       Mike Pykosz
       Chief Executive Officer
       Oak Street Health, Inc.
       30 W. Monroe Street
       Suite 1200
       Chicago, IL 60603

                                                        Re: Oak Street Health,
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 12,
2020
                                                            CIK No. 0001564406

       Dear Mr. Pykosz:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Form S-1 submitted June 12, 2020

       Use of Proceeds, page 66

   1. We note you have added the repayment of existing indebtedness as one of the uses of proceeds from the
offering. Please expand your disclosure to provide the information required by Instruction
4 to Item 504 of Regulation S-K.
       Note 22. Subsequent Events, page F-35

   2. You disclosed a tender offer to purchase eligible units for cash by the company dated
                                                        March 30, 2020,
including certain Founder Units and Incentive Units. Please address the
 Mike Pykosz
Oak Street Health, Inc.
July 7, 2020
Page 2
         following related to both of your redeemable investor unit and members units. Revise your disclosures throughout your document where applicable.

                Please explain the process in determining the tender offer. For example, was it governed by relevant unit holder agreement clauses and who has the voting power to determine the price and units to be included in the tender offer?
                With the March 30, 2020 tender offer being paid in April 2020, please tell us how you have considered the mandatory redemption criteria under ASC 480-10-25 related to these tendered units as of March 31, 2020.
                If you do not believe mandatory redemption obligation exists with your March 30,
              2020 tender offer, please tell us how you have considered a pro forma presentation under Regulation S-X Article 11, so that investors understand the transaction's impact to your financial position and equity. Similarly, address how you considered this obligation for your Capitalization Table on page 71.
Report of Independent Registered Public Accounting Firm, page F-38

3. Please have your auditor revise its audit reports here as well as on page F-4 to conform with AS 3101, and to include the city and state from which the auditor's report has been issued as required by AS 3101.10.c and Regulation S-X Rule 2-02(a). Please also revise
         to ensure your auditor   s name is consistent with what is included in
the Expert section on
         page 179.
Note 18. Variable Interest Entities, page F-77

4. We note that a substantial portion of your assets and revenues are from the VIEs. Please revise where necessary to include the following disclosures related to your VIEs.
         Similarly, revise your interim financial statements to address the same comment.

              The nature of any restrictions on the consolidated VIE   s assets
and on the settlement
            of its liabilities reported in the statement of financial position, including the carrying amounts of such assets and liabilities. Reference ASC 810-10-
50-2AA.
            The presentation of certain assets and liabilities of the VIEs separately on the face of your consolidated balance sheets. Reference ASC 810-10-45-25.
FirstName  LastNameMike        Pykosz earnings or net income of your VIEs that
is restricted or free
            The amount of retained
Comapany of NameOak      Street
               restrictions  forHealth,
                                 payment Inc.
                                           of dividends as required by Rule
4-08(e)(1) of Regulation
July 7, 2020S-X.
             Page 2
FirstName LastName
 Mike Pykosz
FirstName
Oak Street LastNameMike  Pykosz
            Health, Inc.
Comapany
July 7, 2020NameOak Street Health, Inc.
July 7,3 2020 Page 3
Page
FirstName LastName
        You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Robert E. Goedert, Esq.